

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2013

Via U.S. Mail
Matthew Marcus
President and Chief Executive Officer
Pioneer Consulting Group, Inc.
2840 Hwy 95 Alt S #7
Silver Springs, Nevada 89429

      **Re:    Pioneer Consulting Group, Inc.**
               **Form 10-K for the Fiscal Year Ended September 30, 2012**
               **Filed November 16, 2012**
               **File No. 000-54794**

Dear Mr. Marcus:

      We have reviewed your filing and have the following comments.  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2012

Cover Page

1. We note you have indicated a commission file number of 333-147634.  As you filed Form 8-A to register your common stock under Section 12(g) of the Securities Exchange Act of 1934 (the "Act"), please revise or explain why you have not utilized the assigned commission file number of 000-54794.

   Additionally, as you have registered your shares under Section 12(g), please revise or tell us why you have checked "Yes" to the box indicating that you are not required to file reports pursuant to Section 13 or 15 of the Act when it appears you are required to file reports.

2. We note you have indicated you have not submitted interactive data files, which are required by paragraph (B)(101) of Item 601 of Regulation S-K.  Please explain or submit the required files and revise.

Item 8. Financial Statements and Supplementary Data, page 17

3. We note you state on page 3 that you were incorporated on June 28, 2006, and on page 20 you state you were incorporated on July 28, 2006.  We also note you have included inception to date financial statements as you believe you meet the criteria of a development stage enterprise.  However, the dates utilized in your statements of operations, changes in stockholders' deficit, and cash flows on pages 17, 18, and 19, respectively, do not agree to either of the dates on pages 3 and 20.  Please revise throughout your filing to present the date of inception consistently.

Item 9A. Controls and Procedures, page 26

4. You state that "[a]s of September 30, 20121, the management of the Company assessed the effectiveness of the Company's internal control over financial reporting…"  Please explain or revise the date of your assessment.

5. You state "[m]anagement concluded, during the year ended September 30, 2012, internal controls and procedures were not effective…"  Paragraph (a)(3) of Item 308 of Regulation S-K requires management's assessment of the effectiveness of internal control over financial reporting ("ICFR") to be performed as of the end of the registrant's most recent fiscal year.  Please revise the date of your assessment.

6. We could not identify your disclosure of the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of the end of the period as required by Item 307 of Regulation S-K.  Please explain or revise to include disclosure that specifically addresses this requirement.

7. We note your disclosure on page 26 under the heading of Item 9A(T).  Please note Item 9A(T) expired on June 30, 2010.  Additionally, we are unclear why you have disclosed that "[t]here were no changes…, nor any deficiencies or material weaknesses in such disclosure controls and procedures requiring corrective actions" when you disclose several material weaknesses identified by you on pages 25 and 26.  Please explain or revise.

Furthermore, we note your current disclosure that we believe you have intended to address paragraph (c) of Item 308 of Regulation S-K regarding changes in ICFR instead refers to "internal controls or…other factors that could affect its disclosure controls and procedures…"  Please revise to ensure that your disclosure of changes in ICFR specifically addresses the requirements of paragraph (c) of Item 308 of Regulation S-K.

Your disclosure should include any change in ICFR that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect your ICFR.

Item 14. Principal Accountant Fees and Services, page 34

8. We note your disclosure that in accordance with Rule 3-11 of Regulation S-X, an independent accountant did not review your financial statements for the periods included in your Form 10-K, and accordingly, no fees or services were provided. We also note your disclosure on page 12 in your report on Form 10-Q for the quarterly period ended June 30, 2012 that you did not have an independent accountant perform a review of your financial statements in accordance with Rule 3-11 of Regulation S-X. Please note that while the annual financial statements you include in Form 10-K may be unaudited in accordance with Rule 3-11 of Regulation S-X, interim financial statements filed in Form 10-Q must be reviewed by an independent public accountant in accordance with Rule 8-03 of Regulation S-X. Please amend your interim report(s) to revise your disclosure stating that a review is not required.

Exhibit 31.1 and 31.2

9. We note your inclusion of certifications intended to satisfy paragraph (B)(31) of Item 601 of Regulation S-K. Please revise to ensure the language in your certifications conforms with the language in paragraph (B)(31) of Item 601 of Regulation S-K. For example, in paragraph 5 of your certification you make reference to "internal control over financing reporting" as opposed to "internal control over financial reporting."

Exhibit 32.2

10. We note your inclusion of the name "Rohit Singh" in the body of your certification, which differs from the name of the individual who signed the certification, "Matthew Marcus." Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief